UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Yoav Kimchy
Check-Cap Building
Abba Hushi Avenue,
P.O. Box 1271, Isfiya, 30090,
Mount Carmel, Israel
                                +972-4-8303400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box Œ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Yoav Kimchy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 746,490 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 746,490 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 746,490 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Sigalit Kimchy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 746,490 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 746,490 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 746,490 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.2 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive office is located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 2.	Identity and Background

(a)-(c), (f)

This Statement is filed by Yoav Kimchy and Sigalit Kimchy (the “Reporting Persons”), both of whom are citizens of the State of Israel.  The business address of the Reporting Persons is Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.  Yoav Kimchy is the Chief Technology Officer and a director of the Issuer.  Sigalit Kimchy is the Issuer’s Head of Marketing Communications.  Yoav Kimchy and Sigalit Kimchy are husband and wife.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 18, 2015, the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission (File No. 333-201250) in connection with its initial public offering of securities in the United States (the “IPO”) was declared effective.  The IPO was consummated on February 24, 2015.  Upon the consummation of the IPO, the Issuer granted to Yoav Kimchy fully vested options to purchase an aggregate 13,306 Ordinary Shares and options to purchase 77,886 Ordinary Shares held by Yoav Kimchy became fully vested.

Item 4.	Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b),   See lines 7-10 of the cover sheets which are incorporated by reference herein.

(a) As of March 11, 2015, the Reporting Persons are the beneficial owners of an aggregate 746,490 Ordinary Shares of the Issuer, representing approximately 7.2% of the outstanding Ordinary Shares, of which: (i) 319,553 Ordinary Shares are directly held by Yoav Kimchy; (ii) 107,384 Ordinary Shares are subject to options held by Yoav Kimchy that are currently exercisable; and (iii) 319,553 Ordinary Shares are directly held by Sigalit Kimchy.  The foregoing percentage is based on 10,237,580 Ordinary Shares that the Issuer advised were issued and outstanding as of March 11, 2015.

(b)  The Reporting Persons share the power to vote or direct the vote and dispose or to direct the disposition of the 746,490 Ordinary Shares of the Issuer beneficially held by the Reporting Persons.

(c)  The Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

The Reporting Persons are husband and wife.

Prior to the IPO, each of the Reporting Persons entered into a lock-up agreement, in the form of the agreement attached to this Statement as Exhibit 2.  Pursuant to such lock-up agreement, the Reporting Persons agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of the Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after February 18, 2015 without the prior written consent of Chardan Capital Markets, LLC.

Item 6.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2
Form of Lock-up Agreement (filed as Exhibit II to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on February 17, 2015, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2015

/s/ Yoav Kimchy Yoav Kimchy

/s/ Sigalit Kimchy Sigalit Kimchy